

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Barry Cinnamon
Chief Executive Officer
Akeena Solar, Inc.
d/b/a Westinghouse Solar
1475 S. Bascom Avenue
Suite 101
Campbell, CA 95008

> **Re:** **Akeena Solar, Inc. d/b/a Westinghouse Solar**
> **Registration Statement on Form S-3**
> **Filed March 18, 2011**
> **File No. 333-172939**

Dear Mr. Cinnamon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that comments regarding your confidential treatment request will be sent under separate cover. Please be advised that comments on the outstanding confidential treatment request must be resolved before we will accept a request to accelerate the effectiveness of the registration statement.

2. On page seven, we note that the Series B 4% Convertible Preferred are initially convertible into shares of common stock at $0.45 per share and the Series K Warrants are initially exercisable for shares of common stock at $0.60 per share and that these conversion and exercise prices are subject to downward adjustment upon the occurrence of certain events, such as if the market price of your common stock at the one year anniversary of the Securities Purchase Agreement is below the then-effective conversion

price of the Series B Preferred. In an appropriate section of the prospectus, please provide a detailed discussion of the impact that a decline in your stock price will have on the number of shares issued upon conversion of the Series B Preferred and the Series K Warrants, including any applicable formulas for conversion and exercise price adjustments, and the dilution that existing stockholders will experience in the event the price adjustment provisions are triggered. Additionally, please disclose whether there is a floor or any other limit on the number of shares that you may issue as a result of a decrease in the conversion or exercise prices of these securities.

3. Please provide us, with a view toward disclosure in the prospectus, with the following information:
- Whether the Series B Preferred and Series K Warrant holders are prohibited from holding short positions in the company's stock; and
- Whether, based on information obtained from the Series B Preferred and Series K holders, any of these selling shareholders have an existing short position in the company's common stock. If so, please provide the following information:
  - o the date on which each such selling shareholder entered into that short position; and
  - o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Securities Purchase Agreement and the filing of the registration statement (*e.g.*, before or after the announcement of the Securities Purchase Agreement, before the filing or after the filing of the registration statement, etc.).
- Advise us as to whether you and selling shareholders are aware of our position contained in Interpretation 239.10 of our Securities Act Sections Compliance and Disclosure Interpretations.

Registration Fee Table

4. We note your reference to Rule 416 of the Securities Act in footnote 1 of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the conversion or exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Refer to Interpretation 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

5. We note your reference to an additional selling shareholder that may acquire shares being offered for resale under the prospectus upon exercise of a warrant received as

compensation for consulting services provided to the company. It appears that you are referencing Genesis Select Corporation, however, the current disclosure is ambiguous and without additional clarifying information, we are unable to assess certain matters that may be triggered by the current disclosure. Please advise and clarify as necessary.

Selling Shareholders, page 11

6. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. For example, on page 13, we note that Genesis Select Corporation received its warrant in exchange for services rendered. Please describe these services in more detail. Additionally, please describe the private placement transaction in which you issued the Series B Preferred, the Series K Warrants, and the warrant to Ardour Capital Investments, LLC in materially complete terms, including the dates of the transactions, the purchase price, the conversion or exercise price, and the number of shares received.

7. Please tell us with a view towards disclosure whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

8. Please disclose whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

Undertakings, page 20

9. Please revise to only include the undertakings applicable to this offering. In this regard, it is unclear to us why you have included the undertakings related to Rule 430A and Rule 430B and why you have not included the undertaking related to Rule 430C. Please advise or revise accordingly.

Exhibit 5.1 – Legal Opinion of DLA Piper LLP (US)

10. We note that counsel has limited its opinion to the Delaware General Corporation Law.
Please either confirm that in doing so counsel also means all Delaware statutes and
Delaware court decisions that affect the interpretation of the General Corporation Law or
have counsel revise the scope of the opinion to include these additional sources of
applicable Delaware law.

11. We note that the opinion is dated March 18, 2011 and that counsel limits its opinion to
"the date hereof." Please arrange for counsel to update the opinion before the date of
effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bradley J. Rock, Esq.
        DLA Piper LLP (US)
        2000 University Avenue
        East Palo Alto, CA 94303-2248